Exhibit 99.1

RRSAT PAYS QUARTERLY DIVIDEND OF $0.10 PER SHARE,
REPRESENTING APPROXIMATE 3% DIVIDEND YIELD YEAR-TO-DATE

Company Continues to Return Excess Cash to Shareholders

Airport City Business Park, Israel – September 11, 2013 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive digital content management and global distribution services to the television and radio broadcasting industry, today announced that it has paid a cash dividend of $0.10 per share to its shareholders. The Company has now paid $0.26 per share in dividends year-to-date, representing a dividend yield of approximately 3% based on the share price as of September 10, 2013.

"RRsat has a sustainable business model that produces significant and predictable free cash flow, with $8.4 million in cash flow from operations for the three months ended June 30, 2013," commented Avi Cohen, CEO of RRsat. "We continue to invest in the growth of our business, including the recent acquisition of JCA TV Ltd. in London UK and the expansion of our presence in key markets, and our business model provides free cash flow well in excess of these investments. The company remains committed to returning a meaningful portion of our excess free cash flow to reward its loyal shareholders, as evidenced by our most-recent cash dividend of $0.10 per share and $0.26 in total dividends so far in 2013.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, digital content preparation and management as well as distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units. More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website http://www.rrsat.com

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2012 and our Current Reports on Form 6-K.

Company Contact Information: Shmulik Koren, CFO Tel: +972 3 9280808 Shmulik.Koren@rrsat.com	Investor Relations Contacts: Hayden/MS-IR LLC Brett Maas/ Miri Segal-Scharia 646-536-7331/ 917-607-8654 Brett@haydenir.com/ msegal@ms-ir.com